UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TIDELANDS BANCSHARES, INC.

(Name of Issuer)

Common Stock, $0.01 per share

(Title of Class of Securities)

886374107

(CUSIP Number)

March 16, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

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CUSIP No. 886374107	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Service Capital Partners, LP 20-0205743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,558
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,558
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,558
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.28% of 4,277,176 shares of Common Stock outstanding based on the information taken from the Issuer’s 10-K dated March 29, 2012**
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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CUSIP No. 886374107	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Service Capital Advisors, LLC 20-0205782
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,558
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,558
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,558
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.28% of 4,277,176 shares of Common Stock outstanding based on the information taken from the Issuer’s 10-K dated March 29, 2012**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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CUSIP No. 886374107	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dory Wiley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizenship
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,558
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,558
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,558
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.28% of 4,277,176 shares of Common Stock outstanding based on the information taken from the Issuer’s 10-K dated March 29, 2012**
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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SCHEDULE 13G/A

This amendment to Schedule 13G (the “Schedule 13G/A”) is being filed on behalf of Service Capital Partners, LP, a Texas limited partnership (“Service Capital Partners”), Service Capital Advisors, LLC, a Texas limited liability company acting as the general partner of Service Capital Partners (“Service Capital Advisors”), and Dory Wiley, the principal of Service Capital Advisors.

This Schedule 13G/A relates to the common stock, $0.01 per share (the “Common Stock”), of Tidelands Bancshares, Inc. (the “Issuer”), sold by Service Capital Partners for the accounts of Service Equity Partners, LP and Service Equity Partners (QP), LP, Texas limited partnerships, for both of which Service Capital Partners is the general partner.

Item 1(a)	Name of Issuer.

Tidelands Bancshares, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

875 Lowcountry Boulevard
Mt. Pleasant, SC 29464

Item 2(a)	Name of Person Filing.

Service Capital Partners, Service Capital Advisors, and Dory Wiley

Item 2(b)	Address of Principal Business Office.

1445 Ross Avenue, Suite 2700
Dallas, Texas 75202

Item 2(c)	Citizenship.

Service Capital Partners is a Texas limited partnership, Service Capital Advisors is a Texas limited liability company, and Dory Wiley is the principal of Service Capital Advisors and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

886374107

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Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Inapplicable.

Item 4	Ownership.

(a)	Amount beneficially owned:		140,558

(b)	Percent of class:		3.28% [1]

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	140,558
	(iii)	Sole power to dispose or to direct disposition of	0
	(iv)	Shared power to dispose or to direct disposition of	140,558

[1] 3.28% of 4,277,176 shares of Common Stock outstanding based on the information taken from the Issuer’s 10-K dated March 29, 2012.

Service Equity Partners, LP and Service Equity Partners (QP), LP are the record owners, in aggregate, of the shares of the security being reported. Service Capital Partners is the general partner of each of Service Equity Partners, LP and Service Equity Partners (QP), LP. Service Capital Advisors is the general partner of Service Capital Partners, and Dory Wiley is the principal of Service Capital Advisors. Therefore, Service Capital Partners, Service Capital Advisors, and Dory Wiley indirectly have the power to vote and dispose of the shares being reported, and accordingly, may be deemed the beneficial owners of such shares. The filing of this Schedule 13G/A shall not be construed as an admission by any of the Reporting Persons, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as to the beneficial ownership of any of the 140,558 shares Common Stock owned by Service Equity Partners, LP and Service Equity Partners (QP), LP.

Item 5	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

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Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated April 09, 2012 among Service Capital Partners, Service Capital Advisors, and Dory Wiley.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 09, 2012

SERVICE CAPITAL PARTNERS, LP

Service Capital Advisors, LLC, its general partner

By:
Dory Wiley, Managing Member

SERVICE CAPITAL ADVISORS, LLC

By:
Dory Wiley, Managing Member

Dory Wiley

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